UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                    Commission File Number: 1-10398

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

For period ended: September 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the transition period ended:_____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________


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                                 PART I
                         REGISTRANT INFORMATION

Giant Industries, Inc.
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Full Name of Registrant

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Former Name if Applicable

23733 North Scottsdale Road
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Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85255
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City, State and Zip Code

                                 PART II
                          RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III
                                NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Giant Industries, Inc. (the "Company") was unable to file its Form 10-Q for the quarter ended September 30, 2006 by the November 9, 2006 filing due date, and represents that the reasons for its inability to timely file the Form 10-Q could not be rectified without unreasonable effort or expense. On November 13, 2006, the Company filed a Form 8-K with the Securities and Exchange Commission that includes a copy of a Press Release, which announced an amendment (the "Amendment") to the Agreement and Plan of Merger, dated as of August 26, 2006 (the "Merger Agreement"), among Western Refining, Inc. ("Western"), New Acquisition Corporation, and the Company, the actual Amendment, and a Press Release announcing the Company's earnings for the quarter ended September 30, 2006.

     Pursuant to the Merger Agreement, Western has agreed to acquire the outstanding equity of the Company in a merger transaction. The
Company and Western have been dealing with matters relating to the Amendment. While the Amendment has no effect whatsoever on the Company's reported financial statements, it does impact the narrative included in the Form 10-Q, including Item 2, the Management's Discussion and Analysis of Financial Condition and Results of Operations. Accordingly, the Company needed to conclude the Amendment before it could complete the Form 10-Q.

     As described in the earnings Press Release noted above, for the quarter ended September 30, 2006, the Company had net earnings of $44.0 million, or $3.00 per diluted share. Net earnings were $46.6 million, or $3.38 per diluted share in the third quarter of 2005. The Company had net earnings of $80.9 million, or $5.51 per diluted share, for the first nine months of 2006 compared to net earnings of $77.3 million, or $5.80 per diluted shares in 2005.

     The Company will file the Form 10-Q not later than November 14, 2006.

                                PART IV
                           OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Kim H. Bullerdick                480             585-8888
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    (Name)                       (Area Code)     (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
    [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [ ] Yes    [X] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Giant Industries, Inc.
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             (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date: November 13, 2006     By: /s/ MARK B. COX
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                                   Executive Vice President and
                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (see 18 U.S.C. 1001).